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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                            LONG ISLAND BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    542662101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Alan P. Eggleston
                          Astoria Financial Corporation
                            One Astoria Federal Plaza
                        Lake Success, New York 11042-1085

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     Authorized to Autho0rizeve Notices and Communications)

                                  APRIL 2, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]



NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages
                            Exhibit Index on Page 15

                                  SCHEDULE 13D

CUSIP No. 542662101
          ---------

1        NAME OF REPORTING PERSON
         SS. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Astoria Financial Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                            (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        |_|


         CITIZENSHIP OR PLACE OF ORGANIZATION

6                 Delaware

       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  4,763,113**
        OWNED BY
          EACH            8         SHARED VOTING POWER
       REPORTING
         PERSON                     0
          WITH
                          9         SOLE DISPOSITIVE POWER

                                    4,763,113**

                          10        SHARED DISPOSITIVE POWER

                                    0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,763,113**

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.6%

14          TYPE OF REPORTING PERSON*

            BK


-----------------
** Beneficial ownership of 4,763,113 shares reported herein is being so reported solely as a result of the Option Agreement described in Item 4. Number of such shares is based upon 19.9% of the 23,935,242 Shares outstanding as of April 2, 1998.


                               Page 2 of 15 Pages

ITEM 1.           SECURITY AND LISB

                  The securities to which this Schedule 13D relate are the shares of common stock, par value $0.01 per share (the "Shares"), of Long Island Bancorp, Inc. (the "LISB"), a Delaware corporation, having its principal executive offices at 201 Old Country Road, Melville, New York 11747.


ITEM 2.           IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed by Astoria Financial Corporation, a Delaware corporation ("AFC"). The principal business of AFC currently consists of the operation of its wholly owned subsidiary, Astoria Federal Savings and Loan Association. The principal business office of AFC is located at One Astoria Federal Plaza, Lake Success, New York 11042-1085. The names of the directors and executive officers of AFC and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on
Schedule I hereto, which Schedule is incorporated herein by reference.

                  During the last five years, neither AFC nor, to the best of its knowledge, any of the persons listed in Schedule I hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As more fully described in Item 4, LISB has granted to AFC an option pursuant to which AFC has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 4,763,113, of the Shares (subject to adjustment in certain circumstances) at a price of $63.25 per share (the "Option"). Certain terms of the Option are summarized in Item 4. If the Option were exercisable and AFC were to exercise the Option on the date hereof, the funds required to purchase the Shares issuable upon such exercise would be approximately $301,266,897.25. It is currently anticipated that such funds would be derived from working capital.



                               Page 3 of 15 Pages

ITEM 4.           PURPOSE OF TRANSACTION

                  AFC is seeking to acquire the entire equity interest in LISB pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

                  THE MERGER AGREEMENT. AFC and LISB have entered into an Agreement and Plan of Merger, dated as of April 2, 1998 (the "Merger Agreement"), providing for, among other things, the merger of LISB with and into AFC, with AFC being the surviving corporation (the "Merger" and the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding Share shall become and converted into the right to receive 1.15 shares of AFC common stock.

                  Consummation of the Merger is subject to the satisfaction of certain conditions set forth in the Merger Agreement, including approval of the shareholders of both AFC and the LISB and approval of appropriate regulatory agencies.

                  THE OPTION AGREEMENT. Concurrently with the execution of the Merger Agreement, AFC and LISB entered into a Stock Option Agreement, dated as of April 2, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement and AFC insisted on such agreement for that reason. Pursuant to the Option Agreement, LISB granted AFC the Option, which provides for the purchase of authorized but unissued Shares (the "Option Shares") of up to 19.9% of the then outstanding Shares at a price of $63.25 per share, subject to adjustment in certain circumstances.

                  Subject to applicable law and regulatory restrictions, AFC may exercise the Option, in whole or in part, if, but only if, a Purchase Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below).

                  As defined in the Option Agreement, "Purchase Event" means any of the following events:

                           (a) Without AFC's prior written consent, LISB shall have recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or LISB shall have entered into an agreement with any person (other than AFC or any subsidiary of AFC) to effect (A) a merger, consolidation or similar transaction involving LISB or any of its significant subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of LISB or any of its significant subsidiaries representing in either case all or substantially all of the consolidated assets or deposits of LISB and its subsidiaries or (C) the issuance, sale or other disposition by LISB of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of LISB or any of its significant subsidiaries (each of (A), (B) or (C), an "Acquisition Transaction"); or


                               Page 4 of 15 Pages

 PAGE>

                           (b) Any person (other than AFC or any subsidiary of AFC) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3, promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act") of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a group of which AFC or any subsidiary of AFC is a member, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the voting power of LISB or any of its significant subsidiaries.

                  "Exercise Termination Event" means the earliest to occur of
(a) the Effective Time (as defined in the Merger Agreement), (b) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event other than a termination thereof by AFC pursuant to Section 6.01(b)(ii) of the Merger Agreement (a termination of the Merger Agreement by AFC pursuant to such Section of the Merger Agreement, being referred to herein as a "Default Termination"),
(c) 18 months after a Default Termination or (d) 18 months after a termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; PROVIDED, however, that any purchase of Shares upon exercise of the Option shall be subject to compliance with applicable law.

                  "Preliminary Purchase Event" means any of the following events or transactions occurring after the date of the Option Agreement:

                           (a) Any person (other than AFC or any subsidiary of AFC) shall have commenced (as such term is defined in Rule 14d-2, promulgated under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of LISB Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of LISB Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

                           (b) The stockholders shall not have approved the Merger Agreement by the requisite vote at the stockholders meeting of LISB called for that purpose ("Company Meeting"), the Company Meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or LISB's Board of Directors shall have withdrawn or modified in a manner adverse to AFC the recommendation of LISB's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than AFC or any subsidiary of AFC) shall have
         (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction or (B) filed an application (or given a notice), whether in draft or final form, under the Home Owners' Loan Act of 1933, as amended, the Bank Holding Company Act, as amended, the Bank Merger Act, as amended or the Change in Bank Control Act of 1978, as amended, for approval to engage in an Acquisition Transaction; or

                               Page 5 of 15 Pages

                           (c) Any person (other than AFC or any subsidiary of AFC) shall have made a bona fide proposal to LISB or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

                           (d) After a proposal is made by a third party to LISB or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to LISB to make such a proposal if the Merger Agreement terminates, LISB shall have breached any representation, warranty, covenant or agreement contained in the Merger Agreement and such breach would entitle AFC to terminate the Merger Agreement under Section 6.01(b) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement).

                  As provided in the Option Agreement, in the event AFC wishes to exercise the Option, it shall send to LISB a written notice (the "Stock Exercise Notice," the date of which being herein referred to as the "Notice Date") specifying (a) the total number of Option Shares it intends to purchase pursuant to such exercise and (b) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (such date as it may be extended pursuant to the next sentence, the "Closing Date"); PROVIDED, that the first notice of exercise shall be sent to LISB within 180 days after the first Purchase Event of which AFC has been notified. If prior notification to or approval of any regulatory authority is required in connection with any such purchase, LISB shall cooperate with AFC in the filing of the required notice of application for approval and the obtaining of such approval, and the Closing shall occur promptly following such regulatory approvals and any mandatory waiting periods. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

                  Under applicable law and in connection with the Option Agreement, AFC may be required to obtain the approval of the Office of Thrift Supervision, Federal Deposit Insurance Corporation or other Governmental Authority prior to acquiring 5% or more of the Shares.

                  Neither the Option Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that AFC may assign the Option Agreement to a wholly-owned subsidiary of AFC and AFC may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, the Option Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  In addition, any Shares purchased under the exercise of the Option may be resold by AFC pursuant to registration rights under the Option Agreement.

                  In the event of any change in the Shares by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, exercise of the preferred share

                               Page 6 of 15 Pages
purchaser rights related to the LISB's Common Stock or similar transaction, the type and number of Shares subject to the Option, and the purchase price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing any such transaction so that AFC shall receive, upon exercise of the Option, the number and class of shares or other securities or property that AFC would have received in respect of the Shares if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional Shares are issued after the date of the Option Agreement (other than pursuant to an event described in the first sentence of this paragraph, upon exercise of any option to purchase the Shares outstanding on the date of the Option Agreement or upon conversion into the Shares of any convertible security of LISB outstanding on the date of the Option Agreement), the number of Shares subject to the Option shall be adjusted so that, after such issuance, it, together with any Shares previously issued pursuant hereto, equals 19.9% of the number of Shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

                  At the request of AFC at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d) of the Option Agreement) that occurs prior to an Exercise Termination Event and ending 12 months immediately thereafter, LISB shall repurchase from AFC (a) the Option and
(b) all Shares purchased by AFC pursuant hereto with respect to which AFC then has beneficial ownership. The date on which AFC exercises its rights under
Section 8 of the Option Agreement is referred to as the "Section 8 Request Date." Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

                           (a) The aggregate purchase price paid by AFC for any Shares acquired pursuant to the Option with respect to which AFC then has beneficial ownership;

                           (b) The excess, if any, of (1) the Applicable Price (as defined below) for each Share over (2) the purchase price therefor (subject to adjustment pursuant to Section 7 of the Option Agreement), multiplied by the number of Shares with respect to which the Option has not been exercised; and

                           (c) The excess, if any, of the Applicable Price over the purchase price therefor (subject to adjustment pursuant to Section 7 of the Option Agreement) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by AFC for each Share with respect to which the Option has been exercised and with respect to which AFC then has beneficial ownership, multiplied by the number of such shares.

                  Notwithstanding the foregoing, to the extent that prior notification to or approval of any Regulatory Authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, AFC shall have the ongoing option to revoke its request for repurchase pursuant to Section 8 of the Option Agreement, in whole or in part, or to require that LISB deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the

                               Page 7 of 15 Pages
filing of any such notice or application and the obtaining of any such approval). If any Regulatory Authority disapproves of any part of LISB's proposed repurchase pursuant to Section 8 of the Option Agreement, LISB shall promptly give notice of such fact to AFC and AFC shall have the right (a) to revoke the repurchase request or (b) to the extent permitted by such Regulatory Authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and AFC shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Section 8 Request Date less the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) of the Option Agreement. AFC shall notify LISB of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase. Notwithstanding anything therein to the contrary, in the event that LISB delivers to AFC written notice accompanied by a certification of LISB's independent auditor each stating that a requested repurchase of the Option or Shares would result in the recapture of LISB's bad debt reserves under the Internal Revenue Code of 1986, as amended, AFC's repurchase request shall be deemed to be automatically revoked and be of no effect.

                  All of AFC's rights under Section 8 of the Option Agreement shall terminate on the date of termination of the Option pursuant to Section 3(a) of the Option Agreement.

                  For purposes of the Option Agreement, the "Applicable Price" means the highest of (a) the highest price per Share paid for any such share by the person or groups described in Section 8(d)(i) of the Option Agreement, (b) the price per Share received by holders of the Shares in connection with any merger, sale or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Option Agreement, or (c) the highest closing sales price per Share quoted on the Nasdaq (or if the Shares are not quoted on the Nasdaq, the highest bid price per Share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by AFC) during the 40 business days preceding the Section 8 Request Date; PROVIDED, however, that in the event of a sale of less than all of LISB's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of LISB as determined by a nationally recognized investment banking firm selected by AFC, divided by the number of Shares outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (a) or (b) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by AFC and reasonably acceptable to LISB, which determination shall be conclusive for all purposes of the Option Agreement.

                  As used in the Option Agreement, "Repurchase Event" shall occur if (a) any person (other than LISB or any subsidiary of LISB) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3, promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding Shares, or (b) any of the transactions described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Option Agreement shall be consummated.


                               Page 8 of 15 Pages

                  In the event that LISB shall enter into an agreement (a) to consolidate with or merge into any person, other than AFC or one of its subsidiaries, and LISB shall not be the continuing or surviving corporation of such consolidation or merger, (b) to permit any person, other than AFC or one of its subsidiaries, to merge into LISB and LISB shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding Shares shall be changed into or exchanged for stock or other securities of LISB or any other person or cash or any other property, or the outstanding Shares immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (c) to sell or otherwise transfer all or substantially all of its assets or deposits to any person, other than AFC or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of AFC, of either (A) the acquiring corporation, (B) any person that controls the acquiring corporation or
(C) in the case of a merger described in clause (ii), LISB.

                  As more fully described in the Option Agreement, the Substitute Option shall have substantially the same terms as the Option, including the ability to be repurchased, with adjustments in the exercise price as set forth in the Option Agreement.

                  Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

                  Other than as indicated above, and as set forth in the Option Agreement and the Merger Agreement, AFC does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of LISB, or the disposition of securities of LISB; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving LISB or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of LISB or any of its subsidiaries; (d) any change in the present board of directors or management of LISB, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of LISB; (f) any other material change in LISB's business or corporate structure; (g) any change in LISB's organization certificate, bylaws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of LISB by any person; (h) causing a class of securities of LISB to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of LISB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF LISB

                  (a)      (i)  AFC is the beneficial owner of 0 Shares;


                               Page 9 of 15 Pages

                           (ii) THE OPTION. AFC also may be deemed to be the
beneficial owner of the Option Shares. As provided in the Option Agreement, AFC may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the Option is not presently exercisable, AFC expressly disclaims beneficial ownership of any of the Option Shares. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Shares (after giving effect to the issuance of such Option Shares). AFC has no right to vote or dispose of the Shares subject to the Option unless and until such time as the Option is exercised. To the best knowledge of AFC, none of the persons listed on Schedule I hereto beneficially owns any shares of LISB Common Stock.

                  (b) (i) AFC has sole or shared voting or dispositive power over 0 Shares;

                           (ii) THE OPTION. If AFC were to exercise the Option,
it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of the Shares covered thereby.

                  (c) THE OPTION. AFC acquired the Option in connection with the execution of the Merger Agreement. See Item 4 hereof.

                  To the best knowledge of AFC, none of the persons listed on
Schedule I hereto has effected any transactions in the Shares during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF LISB

                  Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among AFC and the persons listed on Schedule I hereto, and any other person or persons with the respect to the Shares, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL REQUIRED TO BE FILED AS EXHIBITS

                  2.1 Agreement and Plan of Merger, dated April 2, 1998, by and between Astoria Financial Corporation and Long Island Bancorp, Inc.

                  2.2 Stock Option Agreement, dated April 2, 1998, by and between Astoria Financial Corporation and Long Island Bancorp, Inc.


                              Page 10 of 15 pages

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, on behalf of AFC, I certify that the information set forth in this statement is true, complete and correct.


April 13, 1998

                                        ASTORIA FINANCIAL CORPORATION



                                        /s/ Alan P. Eggleston
                                        ----------------------------------------
                                        By:      Alan P. Eggleston
                                        Title:   Executive Vice President and
                                                  General Counsel


                               Page 11 of 15 Pages

                                   SCHEDULE I

                          ASTORIA FINANCIAL CORPORATION

                        DIRECTORS AND EXECUTIVE OFFICERS

                  The names, business addresses and present principal occupations of the directors and executive officers of Astoria Financial Corporation ("AFC") are set forth below. If no business address is given for a director or officer, such director's or officer's business address is One Astoria Federal Plaza, Lake Success, New York, 11042-1085. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


                                        PRESENT PRINCIPAL OCCUPATION
       NAME                               OR EMPLOYMENT AND ADDRESS

George L. Engelke, Jr.       Chairman, President, and Chief Executive Officer.

Gerard C. Keegan             Vice Chairman and Chief Administrative Officer.

Arnold K. Greenberg          Executive Vice President.

Thomas W. Drennan            Executive Vice President.

Monte N. Redman              Executive Vice President and Chief Financial
                             Officer.

William K. Sheerin           Executive Vice President and Corporate Secretary.

Alan P. Eggleston            Executive Vice President and General Counsel.

Ralph N. Palleschi           Director. Mr. Palleschi is a certified public
                             accountant and in 1983, co-founded First Long
                             Island Investors, Inc., a registered investment advisor, with whom he is a director, Executive Vice
                             President and the Chief Financial Officer. From
                             1993 to 1997, he served as Chief Operating Officer of the New York Islanders hockey team, and from 1977 to 1983, he served as Vice President - Finance and Chief Financial Officer of Entenmann's Inc., a publicly traded food products company. From 1968 to 1977, he was employed by Peat Marwick Mitchell &
                             Co., predecessor to KPMG Peat Marwick LLP.

Andrew M. Burger             Director. Mr. Burger is President of Atlantic Iron
                             Works, Inc., a steel fabricating company located in Long Island City, New York.


                               Page 12 of 15 Pages

William J. Fendt             Director.  Mr. Fendt is a retired executive of New
                             York Telephone Company, the predecessor of Bell
                             Atlantic.

Robert G. Bolton             Director.  Mr. Bolton retired from his position as
                             Vice President of the Association. Prior to his service with the Association, Mr. Bolton was Chief
                             Executive Officer of Oneonta Federal Savings and
                             Loan Association, which was acquired by the Association in 1988.

Denis J. Connors             Director.  Mr. Connors is the former Chairman and
                             Chief Executive Officer of Curran & Connors,
                             Inc., a designer and publisher of annual reports.

Thomas J. Donahue            Director.  Mr. Donahue is a certified public
                             accountant and retired as a partner of Peat, Marwick, Mitchell & Co., the predecessor of
                             KPMG Peat Marwick LLP, in 1986. Following his retirement and prior to becoming a director of the Association, Mr. Donahue served as a president a director of other savings institutions from 1987 to 1990. Presently, Mr. Donahue is self-employed as a financial consultant.

Thomas V. Powderly           Director.  Mr. Powderly has served in a variety of
                             capacities with Fidelity New York, F.S.B. prior to its acquisition by the Association. From 1986 to 1990, he served as its Executive Vice President and in 1990, he was appointed its President and Chief
                             Operating Officer and in 1992 was named its Chief
                             Executive Officer.  He was named Chairman of
                             Fidelity in 1993.  From 1994 until January 31,
                             1995, he served as its Chairman and Chief
                             Executive Officer. Prior to 1986, Mr. Powderly held positions with Edward S. Gordon, Inc., a commercial real estate brokerage and management firm, and with several other thrift institutions.



                             Page 13 of 15 Pages

Peter C. Haeffner, Jr.       Director.  Mr. Haeffner is Senior Managing
                             Director, Corporate Advisory and Finance
                             Division, Financial Services Group, of Cushman &
                             Wakefield, Inc., a real estate firm. Mr. Haeffner had served as Eastern Regional Director, Financial
                             Services Group from May 1994 to December 1997.
                             Previously, Mr. Haeffner was President and
                             Managing Director of Sonnenblick-Goldman
                             Company, a real estate firm, for eight years. Mr.
                             Haeffner also serves as a director of Stewart Title
                             Insurance Company of New York and as a director of World Mae Association LLC, a global mortgage banking firm. Mr. Haeffner served as a director of The Greater from 1992 to 1997.



                               Page 14 of 15 Pages

                                  EXHIBIT INDEX

                                                                        PAGE NO.
         2.1      Agreement and Plan of Merger, dated April 2,
                  1998, by and between Astoria Financial
                  Corporation and Long Island Bancorp, Inc.

         2.2 Stock Option Agreement, dated April 2, 1998, by and between Astoria Financial Corporation and Long Island Bancorp, Inc.


                               Page 15 of 15 Pages